Exhibit 99.1
For Immediate Release
QXM to Announce its 3Q 2007 Earnings Results on 16 November 2007
Beijing, China (Nov 05, 2007) – Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading manufacturers of mobile handsets, announced that it will report its third quarter earnings results before the U.S market opens on Friday, November 16, 2007. QXM’s management team will hold a conference call on the same day at 8:00am EST (9:00pm Beijing Time) to review the results and take questions from financial analysts.
Conference Call
The dial-in details for the live conference call are as follows:
-	U.S. dial-in Number 1-877-847-0047

-	HK and International dial-in Number 852-3006-8101

-	China dial-in Number 400-811-5252

Passcode: QXMCALL
Please dial in approximately 10 minutes before the scheduled time of the call.
A live webcast of the conference call will be available on www.qxmc.com
A telephone replay of the call will be available after the conclusion of the conference call through 11:00am Eastern Time on 23 November, 2007. The dial-in details for the replay are as follows:
-	International dial-in number 1-877-847-0047

Access Code: 662590
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume.  The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies.  It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.55%-owned subsidiary in China.  Currently, all of its products are sold under the “CECT” brand name.  Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit www.qxmc.com.
For further information, contact:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 6250 1706
Email: matao@qxmc.com